SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of December, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

For more information contact:
Investor Relations Area
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 - 15th floor - São Paulo, SP 05423-901- Brazil
Tel.: (55 11) 3097-1980
Fax: (55 11) 3813-4830
E-mail: investor.relations@unibanco.com.br
www.ir.unibanco.com

COMPANY ANNOUNCEMENT

UNIBANCO AND UNIBANCO HOLDINGS ANNOUNCE A PROPOSED SECONDARY
PUBLIC OFFERING OF UNITS

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.

Unibanco - União de Bancos Brasileiros S.A. ("Unibanco") and Unibanco Holdings S.A. ("Holdings") announce that they have agreed with Commerzbank Aktiengesellschaft ("Commerzbank") to file registration statements in Brazil for a public secondary offering of Units (Bovespa:UBBR11), owned by such shareholder. Each Unit is composed of one Unibanco Preferred Share and one Preferred Share of Holdings. Notwithstanding this prospective sale, Commerzbank intends to maintain its current commercial relationship with Unibanco.

The offering is subject to the filing and effectiveness of all necessary documentation with the CVM and will be of approximately 35,897 thousand (thirty five million, eighty hundred and ninety seven thousand) Units. Unibanco and Unibanco Holdings will keep the market informed of any new developments with respect to the offering.

This press-release is not an offer of securities for sale in the United States. The securities described herein will not be registered under the United States Securities Act of 1933, as amended, or under the securities law and regulations of any state or subdivision thereof and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

São Paulo, December 3rd 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	UNIBANCO HOLDINGS S.A.
Ney Ferraz Dias	Geraldo Travaglia Filho
Investor Relations Executive Officer	Investor Relations Executive Officer

Please note that the original Company Announcement is in Portuguese.
In case of doubt the Portuguese version prevails.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 7, 2004

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Ney Ferraz Dias
Ney Ferraz Dias
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.